EXHIBIT 4.2

DESCRIPTION OF LODGING FUND REIT III, INC. SECURITIES

REGISTERED PURSUANT TO SECTION 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the material terms of shares of common stock of Lodging Fund REIT III, Inc. registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as set forth in our charter and bylaws, as amended and supplemented from time to time. This summary does not purport to be complete and is qualified in its entirety by reference to Maryland law, our charter and bylaws. References herein to “us,” “we,” “our,” or the “Company” refer to Lodging Fund REIT III, Inc. Under our charter, we have authority to issue a total of 1,000,000,000 shares of stock, consisting of (a) 900,000,000 shares of common stock, $0.01 par value per share, and (b) 100,000,000 shares of preferred stock, $0.01 par value per share. Our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, may amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

        Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in our charter, the holders of shares of our common stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. Except as provided in our charter, including any articles supplementary with respect to any series of preferred stock that we may issue in the future, the holders of our common stock will possess exclusive voting power. Our charter does not provide for cumulative voting in the election of directors. Therefore, the holders of a majority of the outstanding shares of common stock can elect the Company's entire board of directors.

        Holders of our common stock will be entitled to receive such distributions as authorized from time to time by our board of directors and declared by us out of legally available funds, subject to any preferential rights of any preferred stock that we issue in the future. In any liquidation, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential distributions owed to our preferred stockholders. Holders of shares of our common stock will not have preemptive rights, which means that stockholders will not have an automatic option to purchase any new shares that we issue, nor will holders of our common stock have any preference, conversion, exchange or sinking fund or rights. Holders of shares of our common stock will not have appraisal rights unless the board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which such stockholders would otherwise be entitled to exercise appraisal rights.

Preferred Stock

Under our charter, the board of directors may classify and reclassify any unissued shares of common stock or preferred stock from time to time, into one or more classes or series of stock.  Prior to issuance of shares of each class or series, the board of directors is required by the Maryland General Corporation Law and by our charter to set, subject to our charter restrictions on transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of common stock or preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or change in control of us.

Share Repurchase Plan

        The board of directors has adopted a share repurchase plan that may enable our stockholders to repurchase their shares in limited circumstances. In its sole discretion, the board of directors could choose to terminate or suspend the plan or to amend its provisions without stockholder approval. The repurchase plan may be reviewed and modified by the board of directors as it deems necessary in its sole discretion. The following discussion summarizes the principal terms of our share repurchase plan.

Repurchase Price

        Under certain circumstances and subject to the death repurchase described below, the prices at which we will repurchase shares under our repurchase plan are as follows:

•	For those shares held by the repurchasing stockholder for at least one year, 92% of the current share NAV;

•	For those shares held by the repurchasing stockholder for at least two years, 96% of the current share NAV; and

•	For those shares held by the repurchasing stockholder for at least three years, 100% of the current share NAV.

        For purposes of determining the time period a repurchasing stockholder has held each share, the time period begins as of the date the stockholder acquired the share, provided that shares purchased by the repurchasing stockholder pursuant to our dividend reinvestment plan will be deemed to have been acquired on the same date as the initial shares to which the dividend reinvestment plan shares relate. The board of directors may, in its sole discretion, reject any request for repurchase and may, upon notice to the stockholders, amend, suspend or terminate the repurchase plan at any time.

Limitations on Repurchase

        There are several limitations on our ability to repurchase shares under our share repurchase plan:

•	Unless the shares are being repurchased in connection with a stockholder's death, we may not repurchase shares unless the stockholder has held the shares for at least one year.

•

During any calendar year, we will repurchase only the number of shares that we could purchase with the amount of net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year. However, we may increase or decrease the funding available for the repurchase of shares pursuant to our share repurchase plan upon 10 business days' notice to our stockholders.

•	During any calendar year, we will limit the total shares repurchased to no more than 5.0% of the weighted-average number of shares outstanding as of December 31 of the prior calendar year.

•

We have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

•

We will not repurchase shares if the board of directors determines, in its sole discretion, that the repurchase price determined in accordance with the terms of our share repurchase plan exceeds the then current fair market value of the shares to be repurchased.

Procedures for Repurchase

        We will repurchase shares within 21 days following the end of a calendar quarter. We must receive a written request for repurchase at least two business days before the end of the calendar quarter in order for us to repurchase a stockholder's shares on the repurchase date. If we cannot repurchase all shares presented for repurchase in any quarter, we will attempt to honor repurchase requests on a pro rata basis. The board of directors may, in its sole discretion, reject any request for repurchase.

        If we did not completely satisfy a stockholder's repurchase request on a repurchase date because we did not receive the request in time, because of the limitations on repurchases set forth in our share repurchase plan or because of a suspension of our share repurchase plan, we would treat the unsatisfied portion of the repurchase request as a request for repurchase at the next repurchase date at which funds are available for repurchase unless the stockholder withdraws its request. Any stockholder may withdraw a repurchase request upon written notice to the plan administrator if such notice is received at least two business days before the repurchase date.

        All shares to be repurchased must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares, we will not repurchase any such shares.

        Neither we nor the board of directors will have any liability to any stockholder for any damages resulting from or related to the stockholder's presentment of its shares. Further, stockholders will have complete responsibility for payment of all taxes, assessments and other applicable obligations and third-party costs resulting from or relating to our repurchase of shares. All repurchased shares shall be repurchased as treasury shares and be made available for purchase to new or existing stockholders.

        Qualifying stockholders who desire to repurchase their shares must give written notice to us by completing a repurchase request form and returning it as follows:

•	Regular mail: Lodging Fund REIT III, Inc., 1635 43rd Street South, Suite 205, Fargo, ND 58103, Attention: Investor Relations.

•	Repurchase request forms are available to stockholders by contacting their financial advisor, or by calling Investor Relations at (701) 630-6500.

Special Repurchases—Death Repurchase

        In the event of the death of a stockholder, the Company will, upon request and within six months from the date of the request, repurchase such stockholder's shares regardless of the period the deceased stockholder has owned such shares at the following prices:

•	92% of the current share NAV if death occurs less than six months of the purchase;

•	96% of the current share NAV if death occurs from six months to one year of purchase; and

•	100% of the current share NAV if death occurs after one year of purchase.

        We will not be obligated to repurchase a deceased stockholder's shares if more than two years have elapsed from the date of death.

Amendment, Suspension or Termination of Plan and Notice

        The board of directors may, at any time and without stockholder approval, upon 10 business days' written notice to the stockholders (i) amend, suspend or terminate our share repurchase plan and (ii) increase or decrease the funding available for the repurchase of shares pursuant to our share repurchase plan.

Dividend Reinvestment Plan

        The board of directors has adopted a dividend reinvestment plan, which permits stockholders to reinvest their distributions back into the Company. Stockholders may elect to reinvest their distributions at 95% of the then-current Share NAV. The dividend reinvestment plan, as adopted, will be reviewed periodically and changes will be made, as necessary. The board of directors may, in its sole discretion, terminate or modify the dividend reinvestment plan at any time.

Stockholder Meetings

        Annual meetings of stockholders will be held at such date as may be determined by the board of directors. At the annual meeting, the stockholders will elect directors and transact such other business as may properly come before the meeting. Special meetings of stockholders may be called by the Chairman of the Board, Chief Executive Officer, President and the board of directors, and must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at the meeting. Each stockholder will have the right to vote in person or by proxy and will be entitled to one vote for each share registered in its name. A quorum for purposes of the meeting requires the attendance in person or by proxy of the holders of 30% of the shares issued and outstanding and entitled to vote at such meeting.

Matters Requiring Stockholder Approval

        The board of directors cannot take the following action without approval of a majority of the then outstanding shares: (i) sell all or substantially all of the Company's assets other than in the ordinary course of business; (ii) cause the merger or other reorganization of the Company; or (iii) dissolve or liquidate the Company.

Tender Offers

Our charter provides that any person making a tender offer that is not otherwise subject to Regulation 14D of the Exchange Act, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. In addition, the offeror must provide us notice of such tender offer at least 10 business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, we will have the right to repurchase that offeror’s shares, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

Restrictions on Transfer and Ownership of Shares

The shares of common stock purchased in our private offering are subject to restrictions on transfer imposed by applicable securities laws.

Ownership Limit

        To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Internal Revenue Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of the Company and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences will not apply in the first taxable year for which we make an election to be taxed as a REIT. We may prohibit certain acquisitions and transfers of the shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, there can be no assurance that this prohibition will be effective.

        To help ensure that we meet these tests, among other purposes, our charter prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% in value of our aggregate outstanding shares of capital stock or 9.8% in value or number of shares, whichever is more restrictive, of our outstanding shares of common stock unless exempted by the board of directors.

        The board of directors may waive (prospectively or retroactively) this ownership limit with respect to a particular person if the ownership in excess of the limit will not result in the Company's being "closely held" within the meaning of Internal Revenue Code Section 856(h) or otherwise would result in the Company's failing to qualify as a REIT. In order to be considered by the board of directors for exemption, a person also must not own, directly or indirectly, an interest in a tenant of the Company (or a tenant of any entity which we own or control) that would cause us to own, directly or indirectly, more than a 9.9% interest in the tenant. The person seeking an exemption must represent to the satisfaction of the board of directors that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares of stock causing the violation to a trust as described below. For purposes of this provision, we treat corporations, partnerships and other entities as one person. Our charter also prohibits any person from beneficially or constructively owning shares that would result in the Company's being "closely held" within the meaning of Internal Revenue Code Section 856(h) or otherwise would result in the Company's failing to qualify as a REIT and any transfer of the shares that, if effective, would result in the shares being beneficially owned by fewer than 100 persons.

Transfer of Capital Stock in Trust

        Any attempted transfer of the shares that, if effective, would result in a violation of the Company's ownership limit or would result in a violation of any of the other restrictions on transfer and ownership described above will be null and void or will cause the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the trust.

        Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to distributions and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all distributions on the shares held in trust and will hold such distributions in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust. Subject to Maryland law, the trustee will also have the authority (i) to rescind as void any vote cast by the prohibited transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

        Within 20 days of receiving notice from us that any of the shares have been transferred to the trust for the charitable beneficiary, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the Market Price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee from the sale or other disposition of the shares held in trust. The trustee may reduce the amount payable to the prohibited transferee by the amount of distributions which have been paid to the prohibited transferee and are owed by the prohibited transferee to the trustee and by the amount of any costs incurred by us in connection with the transfer. Any net sales proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trustee, the shares are sold by the prohibited transferee, then (i) the shares will be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount such prohibited transferee was entitled to receive, the excess will be paid to the trustee upon demand.

        In addition, shares held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the Market Price at the time of the devise or gift) or (ii) the Market Price on the date we, or our designee, accepts the offer, both as reduced by the amount of any costs incurred by us in connection with the transfer. We will have the right to accept the offer until the trustee has sold the shares held in trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee. We may reduce the amount payable to the prohibited transferee by the amount of distributions which have been paid to the prohibited transferee and are owed by the prohibited transferee to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary.

        Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must immediately notify us of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days'

written notice prior to such transaction. In both cases, such persons will provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

        The foregoing restrictions will continue to apply until the board of directors determines it is no longer in our best interests to continue to qualify as a REIT or that compliance is no longer required for REIT qualification. The ownership limit does not apply to any underwriter in an offering of the shares or to a person or persons exempted from the ownership limit by the board of directors as described above.

        Within 30 days after the end of each taxable year, every owner of 5% or more of our outstanding stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner will also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

        These restrictions could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for the shares of common stock or otherwise be in the best interests of our stockholders.

Phantom Stock Plan

        The board of directors has approved the adoption of a phantom stock plan (the "Phantom Stock Plan") for the Company. However, the specific terms of the Phantom Stock Plan have not yet been determined and approved by our board. The Company intends for the shares designated pursuant to the Phantom Stock Plan (the “Phantom Shares”) to be allocated to the Advisor, the TRSs collectively and NHS for distribution of the proceeds to their respective employees and service providers in accordance with their compensation plans; however, none of Corey R. Maple, Norman H. Leslie or Katie Cox will receive any Phantom Shares pursuant to the Phantom Stock Plan. The purpose of the Phantom Stock Plan is to advance the interests of the Company by providing an incentive to attract, retain and reward persons performing services for the Company or its affiliates and by motivating such persons to contribute to the growth and profitability of the Company.

Non-Certificated Interests

        Unless otherwise provided by the board of directors, the Company will not issue shares in certificated form. Information regarding restrictions on the transferability of the shares that, under Maryland law, would otherwise have been required to appear on the share certificates will instead be furnished to stockholders upon request and without charge. These requests should be delivered or mailed to: Lodging Fund REIT III, Inc., 1635 43rd Street South, Suite 205, Fargo, ND 58103, Attention: Investor Relations.

        The Company will maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, the Company will continue to treat the stockholder registered on the Company's stock ledger as the owner of the shares until the new owner delivers a properly executed form to the Company, which form the Company will provide to any registered holder upon request.

Amendments

        We may from time to time make any amendment to our charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in our charter, of any shares of outstanding stock. Except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in our charter, any amendment to our charter will be valid only if declared advisable by the board of directors and approved by the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Board of Directors

        We operate under the direction of the board of directors, the members of which are accountable to us and our stockholders in accordance with the standard of conduct under Section 2-405.1 of the Maryland General Corporation Law. The board of directors is responsible for the management and control of our affairs.

Number and Classes of Directors

        Our charter and bylaws provide that the board of directors consists of five directors, which number may be increased or decreased by a majority of the directors, but will be no fewer than the number required by the Maryland General Corporation Law (which is one) nor more than 11 at any time. Our bylaws, however, may be amended from time to time to increase or decrease the minimum or maximum number of directors. On April 19, 2019, the board of directors increased the number of directors to six.

        The board of directors are divided into three classes. At each annual meeting of stockholders, one class of directors will be elected for a term of three years and until his or her successor is duly elected and qualified; provided, however, that Mr. Maple as the initial Class I director will serve for an initial term of one year and Messrs. Leslie, Hagen and Rynders as the initial Class II directors will serve for an initial term of two years. There is no limit on the number of times a director may be elected to office. Our bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors, however, a decrease may not have the effect of shortening the term of any incumbent director. A classified board may render a change in control of us or removal of our incumbent management more difficult.

Vacancies

        Any vacancy on the board of directors for any reason may be filled by a majority of the remaining directors, even if such majority is less than a quorum. Any individual so elected as director will serve until the next annual meeting of the stockholders and until his or her successor is elected and qualifies.

Exclusive Forum for Certain Disputes

       Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the Maryland General Corporation Law. The exclusive forum provision of our bylaws does not cover claims that arise under the Securities Act, the Exchange Act or other federal securities laws. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers, or employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because we believe it makes it less likely that we will be forced to incur the expense of defending duplicative, costly and time-consuming actions in multiple forums, and we believe the risk of a court declining to enforce this provision is remote, as the General Assembly of Maryland has specifically amended the Maryland General Corporation Law to authorize the adoption of such provisions.

Maryland Business Combination Act

        Under the Maryland General Corporation Law, business combinations between a Maryland corporation and an interested stockholder or the interested stockholder's affiliate are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. For this purpose, the term "business combination" includes mergers, consolidations, share exchanges, or, in circumstances specified in the statute, asset transfers and issuances or reclassifications of equity securities. An "interested stockholder" is defined for this purpose as: (i) any person who beneficially owns 10% or more of the voting power of the corporation's outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance, generally or specifically, the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

        After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

        These supermajority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

        None of these provisions of the Maryland General Corporation Law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

Maryland Control Share Acquisitions Act

        The Maryland General Corporation Law provides that the holders of control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of the other stockholders. Two-thirds of the votes entitled to be cast on the matter must vote in favor of granting the "control shares" voting rights. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. "Control shares" are voting shares that, if aggregated with all other shares owned by the acquirer or with respect to which the acquirer has the right to vote or to direct the voting of, other than solely by virtue of revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting powers.

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

        Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a "control share acquisition" means the acquisition of issued and outstanding control shares.

        Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and has satisfied other required conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an "acquiring person statement" for the control shares as required by the statute, the corporation may repurchase any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. Fair value is to be determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights for control shares are considered and not approved.

        If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may obtain rights as objecting stockholders and, thereunder, exercise appraisal rights. This means that stockholders would be able to force the Company to repurchase their shares for fair value. Under the Maryland General Corporation Law, the fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Furthermore, some of the limitations otherwise applicable to the exercise of dissenters' rights would not apply in the context of a control share acquisition.

        The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction or to acquisitions approved or exempted by our charter or bylaws.

Subtitle 8 of the Maryland General Corporation Law

        Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class in which the vacancy occurred; and

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

        Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (i) have a classified board, (ii) vest in the board of directors the exclusive power to fix the number of directorships and (iii) require, unless called by our chairman of the board, chief executive officer or president or any director, the written request of stockholders entitled to cast not less than a majority of the votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders to call a special meeting to act on such matter. We have elected to provide that vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred.